Nexa Resources S.A.

26-28 rue Edward Steichen

L-2540, Luxembourg

Grand Duchy of Luxembourg

October 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn:    Mr. John Reynolds

Re:	Nexa Resources S.A.
Registration Statement on Form F-1, as amended (File No. 333-220552) Form 8-A

Acceleration Request
Requested Date: October 26, 2017
Requested Time: 12:00 p.m. Eastern Time

Dear Mr. Reynolds:

Pursuant to Rule 461 (“Rule 461”) under the Securities Act of 1933, as amended, Nexa Resources S.A. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time, on October 26, 2017 (the “Effective Time”), or as soon as possible thereafter.  By separate letter, the representatives of the several underwriters of the issuance of the securities being registered join in this request for acceleration.  In connection with this acceleration request, the Company hereby requests that the Company’s Form 8-A filed with the Securities and Exchange Commission on October 23, 2017 (the “Form 8-A”) be accelerated concurrently with the Company’s Registration Statement to be declared effective at the Effective Time.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement and Form 8-A in accordance with Rule 461.  Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

Please contact Nicolas Grabar, Francesca L. Odell or Alejandro Canelas Fernandez of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000, as soon as the Registration Statement and Form 8-A have been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

NEXA RESOURCES S.A.

By:	/s/ Mario Bertoncini
Name: Mario Bertoncini
Title: Senior Vice President Finance and Chief Financial Officer

cc:	Nicolas Grabar
Francesca L. Odell
Alejandro Canelas Fernandez
Cleary Gottlieb Steen & Hamilton LLP